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                                                                  EXHIBIT 99.2

Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore - 561 229, India.
Tel.  :  91-80-852 0261
Fax   :  91-80-852 0362



                                                                  April 11, 2000

Dear member,

You are cordially invited to attend the Nineteenth Annual General Meeting of the members on Saturday, May 27, 2000 at 3.00 p.m. at Hotel Taj Residency, No. 41/3,
M. G. Road, Bangalore - 560 001, India.

Notice for the meeting together with proposed resolutions is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact the Office of the Senior Vice President - Finance & Administration, Infosys Technologies Limited, Electronics City, Bangalore - 561 229, India (Tel.: +91-80-852 0396).

Very truly yours,

/s/ N. R. Narayana Murthy

N. R. Narayana Murthy
Chairman and Chief Executive Officer

Encl.
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                                   NOTICE

Notice is hereby given that the Nineteenth Annual General Meeting of the members of Infosys Technologies Limited will be held on Saturday, May 27, 2000, at 3.00 p.m. at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001, India, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Balance Sheet as at March 31, 2000 and the Profit & Loss Account for the year ended on that date and the Report of Directors' and Auditors' thereon.

2. To declare a final dividend.

3. To appoint a director in place of Mr. Nandan M. Nilekani who retires by rotation and is eligible for re-election.

4. To appoint a director in place of Mr. K. Dinesh who retires by rotation and is eligible for re-election.

5. To consider the vacancy in the board due to the retirement of Mr. S. M. Datta who retires by rotation and does not seek re-election.

6. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

SPECIAL BUSINESS

7. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

   "RESOLVED THAT in accordance with the provisions of Section 198, 269, 309 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the company hereby approves the reappointment of Mr. S. Gopalakrishnan as Deputy Managing Director for a further period of five years with effect from October 18, 1999, on the terms and conditions as set out in the draft agreement to be executed by Mr. S. Gopalakrishnan, (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the aforesaid period), submitted to this meeting and for identification initialled by the Company Secretary with liberty to the Board of Directors, to alter, vary and modify the said reappointment/remuneration including salary, performance bonus, allowances and perquisites in such manner as may be agreed to between the Board of Directors and Mr. S. Gopalakrishnan within and in accordance with and subject to the limits prescribed in Schedule XIII to the Companies Act, 1956, or any amendment or any statutory modifications thereto and if necessary, as may be stipulated by the Central Government and as may be agreed to accordingly between the Board of Directors and Mr. S. Gopalakrishnan.

   RESOLVED FURTHER THAT notwithstanding anything hereinabove stated where in any financial year closing on and after April 1, 1999, the company incurs a loss or its profits are inadequate, the company shall pay to Mr. S. Gopalakrishnan remuneration by way of salary, performance bonus and other allowances not exceeding a sum of Rs. 10,50,000 per annum or Rs. 87,500 per month and in addition thereto the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act 1956, or such other limits as may be prescribed by the Government from time to time as minimum remuneration."

8. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

   "RESOLVED THAT Mr. Philip Yeo, who was co-opted as an Additional Director of the company by the Board of Directors, who holds office under Section 260 of the Companies Act, 1956, until the date of the Annual General Meeting and in respect of whom the company has received a notice in writing proposing his candidature for the office of a Director, be and is hereby appointed as a Director of the company, liable to retire by rotation."

9. To consider and, if thought fit, to pass with or without modifications as a special resolution the following:

   "RESOLVED THAT subject to the approval of the Central Government, Reserve Bank of India and other regulatory bodies if required, the consent of the company be and is hereby accorded for investment by Foreign Institutional Investors, in the equity share capital of the company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate 40% of the paid-up equity share capital of the company or such other limit as may be prescribed from time to time by the Central
   Government and /or Reserve Bank of India or any other related authority."
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10. To consider and, if thought fit, to pass with or without modifications as a special resolution the following:

    "RESOLVED THAT the Articles of Association of the Company be and is hereby altered by deleting the existing Article `106' and substituting in place and stead thereof the following new Article `106':

    Until otherwise determined by the company in a General Meeting and subject to the provisions of Section 252 of the Act, the number of directors (excluding Debenture Directors and Directors appointed under Article 111 hereof and Alternate Directors) shall not be less than three nor more than eighteen."

11. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution the following:

    "RESOLVED THAT pursuant to Section 258 and 259 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of the Central Government, the number of directors of the company be increased from twelve to eighteen."

                                                           By Order of the Board
Electronics City,
Hosur Road,                                                 /s/ V. Viswanathan
Bangalore - 561 229, India.                                     V. Viswanathan
April 11, 2000                                               Company Secretary
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NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the company. Under the Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

2. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

3. The instrument appointing the proxy should be deposited at the Registered Office of the company not less than 48 hours before the commencement of the meeting.

4. Members/proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

5. The Register of Directors' shareholdings, maintained under Section 307 of the Companies Act, 1956, is available for inspection by the members at the Annual General Meeting.

6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, is available for inspection by the members at the Registered Office of the company.

7. The Register of Members and Share Transfer Books will remain closed from May 16, 2000 to May 27, 2000 both days inclusive.

8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after May 27, 2000 to those members whose names appear in the Register of Members as on May 16, 2000.

9. Members are requested to address all their correspondence including change of address, dividend mandates, etc., to the Registrar and Share Transfer Agents
   - Karvy Consultants Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore - 560 004, India.

10. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Viswanathan, Company Secretary at the company's registered office for further particulars.

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956.

ITEM 7 & 8

The Board of Directors at their meeting held on October 08, 1999, appointed Mr.
S. Gopalakrishnan as the Deputy Managing Director of the company for a term of five years with effect from October 18, 1999 under the provisions of Sections 198, 269, 309 and Schedule XIII and other applicable provisions of the Companies Act, 1956.

The appointment is subject to the approval of members under Section 309 of the Companies Act, 1956. The terms and conditions of his appointment are as follows:

01. Period of appointment: Five years beginning with effect from October 18, 1999 and ending on October 17, 2004

02. Details of remuneration:

    a)  Salary per month Rs. 54,100  in the scale of Rs. 30,000 - Rs. 80,000

    b)  Performance bonus:

        Mr. S. Gopalakrishnan, Deputy Managing Director, shall be entitled to performance bonus based on his performance or based on his value addition to the company, up to a maximum of 25% of salary, payable quarterly or at such other intervals as may be decided by the Board.

    c)  Perquisites and allowances:

        i) Housing: Furnished/unfurnished residential accommodation or house rent allowance at 45% of salary in lieu thereof. The expenditure incurred by the company on gas, electricity, water and furnishings shall be valued as per Income Tax Rules, 1962.

       ii) Medical reimbursement/allowance: Reimbursement of actual expenses for self and family and/or allowances will be paid as per the rules of the company.

      iii) Leave travel concession/allowance: For self and family once in a year, in accordance with the rules of the company.

       iv)  Club fees: Fees payable subject to a maximum of two clubs.

        v)  Personal accident insurance: As per the rules of the company.

    d)  Earned/privilege leave: As per the rules of the company.
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    e)  Company's contribution to provident fund and superannuation fund:

        These contributions will not be included as perquisites to the extent that these, either singly or put together, are not taxable under the Income Tax Act.

    f)  Gratuity: As per the rules of the company.

    g) Encashment of leave at the end of the tenure, will not be included in the computation of the ceiling on perquisites to the extent the same is not taxable under the Income Tax Act.

    h) Use of company's car for official purposes and telephone at residence (including payment for local calls and long distance official calls), shall not be included in the computation of perquisites.

    i) The aggregate of the salary, performance bonus, perquisites and allowances, contribution towards provident fund and superannuation fund taken together in respect of payment to Mr. S. Gopalakrishnan, Deputy Managing Director, shall always be subject to the overall ceilings laid down in Sections 198 and 309 of the Companies Act, 1956.

03. This agreement may be terminated by either party by giving six months notice in writing of such termination.

04. If, at any time, Mr. S. Gopalakrishnan ceases to be a Director of the company for any cause whatsoever, he shall cease to be the Deputy Managing Director, and the agreement shall forthwith be terminated.

05. Mr. S. Gopalakrishnan, Deputy Managing Director, shall perform such duties as shall from time-to-time be entrusted to him subject to the supervision and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and/or the Chairman & Chief Executive Officer.

    The company shall have the liberty to alter, vary and modify the terms and conditions of the said reappointment and the remuneration including commission and perquisites and the said agreement in such manner as may be agreed to between the company and Mr. S. Gopalakrishnan, within and in accordance with and subject to the limits prescribed in the amended
    Schedule XIII to the Companies Act, 1956 or any amendment or any statutory modifications thereto and if necessary as may be stipulated by the Central Government and as may be agreed to accordingly between the company and Mr.
    S. Gopalakrishnan, Deputy Managing Director of the company without any further reference to the company in General Meeting.

    Minimum Remuneration:

    The minimum remuneration by way of salary, perquisites and other allowances not exceeding the sum of Rs. 10,50,000/- per annum or Rs. 87,500/- per month, may also be paid to Mr. S. Gopalakrishnan in the even of loss or inadequacy of profits in any financial year during the period of his appointment, in addition to the perquisites not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956.

    Memorandum of Interest:

    No director except Mr. S. Gopalakrishnan is deemed to be interested or concerned in his reappointment and remuneration payable to him as a Deputy Managing Director.

    The Abstract of the Terms of Reappointment of Mr. S. Gopalakrishnan dated October 18, 1999 was circulated to the members pursuant to Section 302 of the Companies Act, 1956. The terms of reappointment and payment of remuneration to Mr. S. Gopalakrishnan as stated in this notice, may be treated as the reproduction of such abstract under Section 302 of the Companies Act, 1956.

    The copies of relevant resolutions of the Board/company in respect of the reappointment of Mr. S. Gopalakrishnan, as well as the draft agreement to be entered into between the company and Mr. S. Gopalakrishnan are available for inspection by the members at the Registered Office of the company during working hours on any working day till the date of this Annual General Meeting.

ITEM 8

Mr. Philip Yeo was co-opted as an Additional Director of the company with effect from October 29, 1999, pursuant to Section 260 of the Companies Act, 1956. Mr. Philip Yeo holds office of director upto the date of the ensuing Annual General Meeting. The company has received notice in writing from a member alongwith a deposit of Rs. 500/- proposing the candidature of Mr. Philip Yeo for the office of Director under the provisions of Section 257 of the Companies Act, 1956.

None of the directors of the company other than Mr. Philip Yeo are interested in this resolution.

ITEM 9

The investment by Foreign Institutional Investors (FIIs), in the equity of Indian companies was permitted to the extent of 30% of the paid up equity capital of such companies. Recently the Government of India has raised the limit of such investments to 40% of the paid up equity capital of such companies, subject to approval of the Board of Directors of the investee company and approval of members of the investee company by way of a special resolution. Since the increased investment by FIIs is considered to be in the interest of the company, the Board recommends the resolution for approval of the members.

None of the directors of the company are concerned or interested in the resolution.

ITEM 10 & 11

The Articles of the company has fixed the number of directors to be not less than three and not more than twelve. It is felt that the company would benefit from a larger Board consisting of eminent personalities from around the world who have a varied domain expertise. In order to increase the number of directors from twelve to eighteen the company has to secure the approval of its members in general meeting for amending its Articles and also secure the approval of the members to increase the permissible maximum strength of the Board. The proposed increase in the strength of the Board is subject to the approval of the Central Government under Section 259 of the Companies Act, 1956.

None of the directors of the company are concerned or interested in the resolution.

The Board recommends these resolutions for the approval of the members.

                                                         By Order of the Board
Electronics City,
Hosur Road,                                                 /s/ V. Viswanathan
Bangalore - 561 229, India.                                     V. Viswanathan
April 11, 2000                                               Company Secretary

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING ELECTION AT THE ANNUAL GENERAL MEETING

Following is the biographical data about the directors recommended for appointment or are seeking re-election as a director:

S. Gopalakrishnan is a co-founder of Infosys and served as Technical Director from 1981 to 1987. From 1987 to 1994, he was Technical Vice-President and managed all projects at US-based KSA/Infosys, a former joint venture between the company and Kurt Salmon Associates. From 1994 to date, he has served as a director of Infosys. Mr. Gopalakrishnan was Head - Technical Support Services, from 1994 to 1996, Head - Client Delivery and Technology of Infosys from 1996 to 1999, and has served as Head - Customer Service & Technology from 1999 to date. Mr. Gopalakrishnan received an M.Sc. in Physics and an M.Tech. in Computer Science from IIT, Chennai. Mr. Gopalakrishnan is a director in Yantra Corporation.

Philip Yeo is the Executive Chairman of the Singapore Economic Development Board. In June 1999, Mr. Yeo was appointed Deputy Chairman of National Science & Technology. In September 1999, Mr. Yeo was appointed Chairman of Pidemco Land, a subsidiary of the Singapore Technologies Group. Mr. Yeo serves as the Chairman of Institute of Molecular & Cell Biology, the Chairman of Singapore Aerospace Manufacturing and on the Board of INSEAD, Paris. Mr. Yeo graduated in 1970 in Applied Science (Industrial Engineering) from the University of Toronto, Canada under a Colombo Plan Scholarship. He later obtained a Master of Science (Systems Engineering) from the University of Singapore in 1974. In 1976, he obtained a Master in Business Administration from Harvard University, USA, under a Fulbright scholarship. Mr. Yeo joined the Administrative Service in 1970 and served in the Ministry of Defence before assuming his current appointment of Chairman, Economic Development Board in January 1986. Mr. Yeo also served as the first Chairman of the National Computer Board from 1981 to 1987. Mr. Yeo was Board Member (from 1980) and Chairman of the Executive Committee of Singapore Technologies Holdings (from 1987 to 1993). Mr. Yeo serves on the Nominations Committee of the company.

Nandan M. Nilekani is a co-founder of Infosys and has served as a director since 1981, Head - Marketing and Sales from 1987 to 1998, Head - Banking Business Unit from 1998 to 1999, and Managing Director, President and Chief Operating Officer from 1999 to date. From 1981 to 1987, Mr. Nilekani was in the United States managing the marketing and development efforts of Infosys. He is a co-founder of NASSCOM and received a B.Tech. in Electrical Engineering from IIT Bombay. Mr. Nilekani also serves on the Investor Grievance Committee of the company.

K. Dinesh is a co-founder of Infosys and has served as a director since 1985. He has served as Head - Quality, Productivity and MIS of Infosys since 1996. From 1991 to 1996, Mr. Dinesh served in various project management capacities and was responsible for worldwide software development efforts for
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Infosys. From 1981 to 1990, he managed projects for Infosys in the United
States. Mr. Dinesh received an M.Sc. degree in Mathematics from Bangalore University. Mr. Dinesh also serves on the Investor Grievance Committee of the company.

Attendance record of the directors recommended for appointment or seeking re-election:

--------------------------------------------------------------------------------
                          Number of meetings held  Number of meetings attended
--------------------------------------------------------------------------------
Mr. S. Gopalakrishnan                           9                            9
Mr. Philip Yeo                                  5*                           0
Mr. Nandan M. Nilekani                          9                            9
Mr. K. Dinesh                                   9                            9
--------------------------------------------------------------------------------
*Mr. Philip Yeo was appointed as an additional director on October 29, 1999.
 Five board meetings were held since his appointment as a director.